SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2003.

ORIX Corporation
 (Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☒

SIGNATURES
Agreement to Purchase Shares of JAPAREN Co., Ltd.

Table of Documents Filed

1.	Press release entitled, “Agreement to Purchase Shares of JAPAREN Co., Ltd.,” made public on Wednesday, October 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 2, 2003	By	/s/ Shunsuke Takeda

Shunsuke Takeda
Director
Deputy President and CFO
ORIX Corporation

October 1, 2003

FOR IMMEDIATE RELEASE

Contact Information:
          ORIX Corporation
          Corporate Communications
          Leslie Hoy
          Tel: +81-3-5419-5102
          Fax: +81-3-5419-5901
          E-mail: orixir@orix.co.jp
          URL: www.orix.co.jp/index_e.htm

Agreement to Purchase Shares of JAPAREN Co., Ltd.

Tokyo, October 1, 2003 — ORIX Corporation (TSE: 8591; NYSE: IX) announced today that it has reached an agreement with NIPPON MINING HOLDINGS, INC. (“NMH”) to purchase 100% of NMH’s outstanding shares of JAPAREN Co., Ltd., on October 15, 2003.

JAPAREN Co., Ltd. provides automobile rental (13,300 units at March 31, 2003) and automobile leasing services (6,600 units at March 31, 2003).

ORIX Rent-A-Car Corporation, a wholly-owned subsidiary of ORIX Corporation, is presently the second largest car rental company in Japan with 28,900 vehicles (at March 31, 2003). In order to expand its market share ORIX acquired X-Rent-A-Car Corporation in October 1999 and IFCO Rent-A-Car Inc. in September 2001 (both companies were merged into ORIX Rent-A-Car Corporation in June 2003). With the purchase of JAPAREN Co., Ltd. ORIX will increase the number of rental units under management by 13,300 to 42,200 (at March 31, 2003).

In addition, ORIX Auto Leasing Corporation, a wholly-owned subsidiary of ORIX Corporation, is the leader in the Japanese automobile leasing industry with 423,000 vehicles (at March 31, 2003) under management. With the purchase of JAPAREN Co., Ltd., ORIX will further increase the number of automobiles it manages by 6,600 to about 430,000.

ORIX has been able to expand its automobile rental and leasing operations by combining the procurement of automobiles, parts and accessories, and maintenance and management services to increase efficiency. With this purchase, ORIX will be able to further leverage these economies of scale to expand its automobile-related operations by providing its customers with high value-added services.

-more-

Reference:

Outline of JAPAREN Co., Ltd.

Headquarters	Suginami-ku, Tokyo

Chairman and Representative Director	Nobuo Abe

President and Representative Director	Masamichi Takano

Established	March 1963

Employees	325 (at September 1, 2003)

Main Business	Automobile rental and leasing services, and used automobile sales

Rentals Units	13,300 units (at March 31, 2003)

Lease Units	6,600 units (at March 31, 2003)

Car Rental Industry in Japan before Acquisition

Rank	Company	Automobiles
		(at March 31, 2003)

1	TOYOTA Rent-A-Lease	68,100

2	ORIX	28,900

3	Nippon Rent-A-Car Service	21,400

4	Mazda Car Rental	17,000

5	Nissan Rent-A-Car	14,500

6	JAPAREN	13,300

Source: Japan Rent-A-Car Association

Car Rental Industry in Japan after Acquisition

Rank	Company	Automobiles
		(at March 31, 2003)

1	TOYOTA Rent-A-Lease	68,100

2	ORIX	42,200

3	Nippon Rent-A-Car Service	21,400

4	Mazda Car Rental	17,000

5	Nissan Rent-A-Car	14,500

About ORIX
ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate-related finance and development, life insurance, and investment and retail banking. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

-end-